SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Niagara Mohawk Power Corporation (the "Company")

This certificate is notice that the above-named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities:

On May 27, 2004, the Company issued $115,705,000 of long-term tax exempt debt through the New York State Energy Research and Development Authority (the "Refunding Bonds") for the purpose of refinancing existing debt. The Refunding Bonds are structured as a multi-modal facility having, among other modes, an auction rate mode backed by bond insurance. The proceeds of the Refunding Bonds were used to refinance the following series of the Company's fixed rate tax-exempt long-term debt: New York State Energy Research and Development Authority 7.20% Pollution Control Refunding Revenue Bonds (Niagara Mohawk Power Corporation Project), 1994 Series A (the "Prior Bonds"). The Prior Bonds were supported by $115,705,000 of the Company's first mortgage bonds pledged as collateral ("Existing FM Bonds"). In connection with this refinancing, the Company amended and restated the Existing FM Bonds and pledged them to the Refunding Bonds trustee as security ($115,705,000 First Mortgage Bonds, Floating Rate Series L due July 1, 2029, the "FM Bonds").

This transaction was undertaken in accordance with the Order of the New York State Public Service Commission, Case 02-M-0341, "Order Authorizing Issuance of Securities" issued and effective June 10, 2002.

2. Issue, renewal or guaranty:

Issuance.

3. Principal amount of each security:

$115,705,000 New York State Energy Research and Development Authority Pollution Control Revenue Bonds (Niagara Mohawk Power Corporation Project), 2004 Series A

$115,705,000 First Mortgage Bonds, Floating Rate Series L.

4. Rate of interest per annum of each security:

The interest rate on the pledged FM Bonds is designed to match the interest rate on the Refunding Bonds. The initial interest rate for the Refunding Bonds is as set forth in the following table. The Refunding Bonds were initially remarketed in the auction mode. While in the auction mode, following the Initial Auction Date, the Refunding Bonds will bear interest at an auction period rate determined on each auction date for each auction period pursuant to the procedures set forth in the relevant indenture of trust.

Series	Dated	Due	Initial Rate (%)	Initial Auction Date
$115,705,000 2004 Series A	May 27, 2004	July 1, 2029	1.10	July 1, 2004

The Refunding Bonds may also bear interest in other modes at a commercial paper rate, daily rate, weekly rate, monthly rate, semi-annual rate, term rate, or a fixed rate, in accordance with the procedures provided in the indenture of trust.

5. Date of issue, renewal or guaranty of each security:

Date of issuance: May 27, 2004

6. If renewal of security, give date of original issue:

The Existing FM Bonds had an original issue date of July 7, 1994

7. Date of maturity of each security:

$115,705,000 New York State Energy Research and Development Authority Pollution Control Revenue Bonds (Niagara Mohawk Power Corporation Project) 2004 Series A due: July 1, 2029

$115,705,000 First Mortgage Bonds, Floating Rate Series L due: July 1, 2029

8. Name of the person to whom each security was issued, renewed or guaranteed:

The Refunding Bonds were issued by NYSERDA and purchased by the underwriter, J.P. Morgan Securities Inc., at 100% of the principal amount thereof for resale to the public.

The FM Bonds were pledged as credit support to the Bank of New York as Trustee under the Indenture of Trust between the New York State Energy Research and Development Authority (the "Authority") and The Bank of New York, as Trustee, dated as of May 1, 2004, relating to $115,705,000 aggregate principal amount of Pollution Control Revenue Bonds (Niagara Mohawk Power Corporation Project), 2004 Series A.

9. Collateral given with each security, if any:

The Refunding Bonds are secured by a bond insurance policy which is, in turn, supported by the pledged FM Bonds.

The FM Bonds were issued under and secured by a Mortgage Trust Indenture dated as of October 1, 1937 between the Company and HSBC Bank USA (successor to Marine Midland Bank), as trustee (as amended and supplemented through May 27, 2004.)

10. Consideration received for each security:

The proceeds from issuance and sale of the Refunding Bonds was $115,705,000, applied as set forth in Item 11, below.

The FM Bonds were pledged as credit support as described in Item 8, above.

11. Application of proceeds of each security:

The proceeds from the issuance of the Refunding Bonds were used to refund existing tax-exempt debt as follows: On May 27, 2004, the Company defeased the Prior Bonds by depositing with the trustee for the Prior Bonds the proceeds of the Refunding Bonds issued on such date, together with a 2% redemption premium and unpaid interest accrued on the Prior Bonds. The Prior Bonds will be redeemed by the trustee on July 1, 2004.

The FM Bonds were pledged as credit support as described in Item 8, above. For a discussion of the refinancing for which these FM Bonds are pledged, see Item 1, above.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

(    ) a. the provisions contained in the first sentence of Section 6(b).

(    ) b. the provisions contained in the fourth sentence of Section 6(b).

( X ) c. the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

Not Applicable

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not Applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52.

NIAGARA MOHAWK POWER CORPORATION

By: s/ Robert G. Seega____________________
Robert G. Seega
Assistant Treasurer

Date: June 1, 2004